Exhibit 99.2

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on February 7th, 2007, deliberated about the proposals presented by management with regards to the payment of dividends for the fourth quarter of the fiscal year ended on December 31st, 2006. The amounts will be calculated and paid based on the position held by shareholders on February 21st, 2007. The payment date will be March 6th, 2007, and constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
METALÚRGICA GERDAU S.A.	R$ 0.60
GERDAU S.A.	R$ 0.35

Please note that shares acquired on February 22nd, 2007, and thereafter, will be traded Ex-DIVIDEND.

Additional information can be obtained at our Investor Relations Department, located at
Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil
Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281
E-mail: acionistas@gerdau.com.br

Porto Alegre, February 7th, 2007.

OSVALDO BURGOS SCHIRMER
Vice President
Investor Relations Director